FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒     Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

For the information of investors, National Bank of Greece announces that it has accepted an offer dated 19 August 2008, submitted by FIBA Holding A.S. (sellers – old Finansbank shareholders) to buy the residual stake in Finansbank owned by FIBA Holding A.S., subject to put and call arrangements, as provided for in the relevant agreement. The option price shall be determined by the regular auditors of Finansbank, in line with the calculation method set out in the relevant agreements.

Athens, 20 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date: 26th August, 2008

Vice Chairman - Deputy Chief Executive Officer